FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

ENEL GENERACIÓN CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED JUNE 30, 2018

(Amounts expressed in millions of Chilean Pesos)

▪	The Company's EBITDA showed an increase of 5% as of June 2018 compared to the same period of the previous year, totaling Ch$ 227,868 million in June 2018, largely reflecting a more efficient generation mix, whilst operating income increased 7%, reaching Ch$ 169,910 million.

▪

Net electricity generation grew 2% to reach 8,501 GWh as of June 2018, resulting from a 24% increase in hydroelectric generation (+865 GWh) related to higher water availability, partially offset by lower thermal dispatch (-701 GWh).

▪

Operating revenues amounted to Ch$ 689,082 million as of June 2018 resulting from lower revenues from energy sales, primarily as a consequence of a lower average sales price expressed in Chilean pesos due to the lower average exchange rate of the period.

▪

The 19% reduction in procurement and services costs to Ch$ 396,832 million as of June 2018 is worth highlighting. These cost savings were mainly the consequence of a more efficient generation mix resulting from greater hydro dispatch due to greater water availability, which led to lower fuel consumption, lower other variable procurement and services costs and also lower energy purchases.

▪

Income from other investments decreased Ch$ 105,347 million as of June 2018, due to the sale of the Electrogas S.A. shareholding in February 2017.  This transaction was part of the Group’s process of divesting non-strategic assets.

▪	Net financial expenses went from Ch$ 16,882 million to Ch$ 19,579 million as of June 2018, primarily due to lower income from exchange differences.

▪

Net earnings attributable to the owners of the controlling shareholder of Enel Generación Chile S.A. amounted to Ch$ 114,397 million, less than the Ch$ 184,995 million as of June 2017 which included the Ch$ 105,312 million extraordinary profit from the sale of Electrogas S.A. Without considering the effect of this extraordinary profit, net earnings increased by 7% as of June 2018, equivalent to a Ch$ 7,039 million increase.

• 1 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

FINANCIAL SUMMARY

▪  Gross debt of the company declined US$ 8 million when compared to June 2017, amounting to US$ 1,262 million as of June 2018.

▪  The accumulated average nominal interest rate remained stable at 6.3% when compared to the same period of the previous year.

▪  The Company’s liquidity is broken down into the following:

•      Available cash and cash equivalents: US$ 30 million

•      Undisbursed committed credit lines: US$ 319 million

___________________________________________________________________

Enel Generación Chile Group owns and operates 111 generation units, with a combined installed capacity of 6,351 MW as of June 30, 2018. Out of these generation units, 38 are hydroelectric units with an installed capacity of 3,464 MW, 22 are thermal units that operate with gas, coal or oil, with an installed capacity of 2,809 MW, and 51 are wind powered generation units with an installed capacity of 78 MW.

All our generation units are connected to the former Central Interconnected System ("SIC" in its Spanish acronym), except for two thermal generation units of Central Tarapacá and six thermal generation units of GasAtacama Chile, which are connected to the former Northern Interconnected System ("SING" in its Spanish acronym). Since November 2017, both former systems were integrate into one interconnected system called National Electrical System (“SEN” in its Spanish acronym) that extends from Arica to Chiloé comprising of power plants, transmission lines, substations power and distribution lines.

Market	Energy Sales		Market Share
	(GWh)%
	1H2018	1H2017	1H2018	1H2017
Sist. Eléctrico Nacional (SEN)	11,219	11,428	32.0%	33.9%

	11,219	11,428

Market	Energy Sales		Market Share
	(GWh)%
	1Q2018	1Q2017	1Q2018	1Q2017
Sist. Eléctrico Nacional (SEN)	5,646	5,794	31.9%	34.3%

	5,646	5,794

 • 2 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

I.- Consolidated FINANCIAL Statement Analysis

1. - Statement of Comprehensive Income Analysis

Net income attributable to the controlling shareholders of Enel Generación Chile as of June 2018 amounted to Ch$ 114,397 million, compared to Ch$ 184,995 million net income recorded for the previous period.

The following table shows comparative figures for each item of the statement of comprehensive income for continuing operations as of June 30 of 2018 and 2017:

COMPREHENSIVE INCOME STATEMENT (Million Ch$)	1H2018	1H2017	Chg	Chg %

REVENUES	689,082	766,990	(77,908)	(10%)
Sales	671,872	760,427	(88,555)	(12%)
Other operating revenues	17,210	6,563	10,647	162%
PROCUREMENT AND SERVICES	(396,832)	(489,666)	92,834	(19%)
Energy purchases	(155,209)	(181,231)	26,022	(14%)
Fuel consumption	(134,667)	(178,403)	43,736	(25%)
Transportation expenses	(73,653)	(81,113)	7,460	(9%)
Other variable procurement and services costs	(33,303)	(48,919)	15,616	(32%)
CONTRIBUTION MARGIN	292,250	277,324	14,926	5%
Other work performed by entity and capitalized	2,967	2,932	35	1%
Employee benefits expense	(29,411)	(27,826)	(1,585)	6%
Other fixed operating expenses	(37,938)	(34,688)	(3,250)	9%
GROSS OPERATING INCOME (EBITDA)	227,868	217,742	10,126	5%
Depreciation, Amortization	(58,005)	(58,924)	919	(2%)
Reversal of impairment profit	47	55	(8)	(15%)
OPERATING INCOME	169,910	158,873	11,037	7%
NET FINANCIAL EXPENSE	(19,579)	(16,882)	(2,697)	16%
Financial income	3,022	2,637	385	15%
Financial costs	(24,609)	(24,943)	334	(1%)
Gain (Loss) for indexed assets and liabilities	920	(121)	1,041	n/a
Foreign currency exchange differences, net	1,088	5,545	(4,457)	(80%)
OTHER NON-OPERATING RESULTS	3,270	108,928	(105,658)	(97%)
Share of profit (loss) of associates accounted for using the equity method	3,155	(778)	3,933	n/a
Net Income From Other Investments	115	105,462	(105,347)	(100%)
Net Income From Sale of Assets	-	4,244	(4,244)	(100%)
NET INCOME BEFORE TAXES	153,601	250,919	(97,318)	(39%)
Income Tax	(35,167)	(62,766)	27,599	(44%)
NET INCOME FROM CONTINUING OPERATIONS	118,434	188,153	(69,719)	(37%)
Net income (Loss) from discontinued operations after taxes	-	-	-	0%
NET INCOME	118,434	188,153	(69,719)	(37%)

NET INCOME	118,434	188,153	(69,719)	(37%)
Shareholders of the parent company	114,397	184,995	(70,598)	(38%)
Non-controlling interest	4,037	3,158	879	28%
Earning per share (Ch$ /share)	13.95	22.56	(8.61)	(38%)

Earnings per share from continuing operations (Ch$ /share)	13.95	22.56
Earnings per share (Ch$ /share)	13.95	22.56
Weighted average number of shares of common stock	8,201,754,580	8,201,754,580

 • 3 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

Operating Income

Operating income as of June 30, 2018 reached Ch$ 169,910 million, 7% more than the Ch$ 158.873 million recorded for the previous period whereas EBITDA increased Ch$ 10,126 million reaching Ch$ 227,868 million as of June 2018, a 5% increase.

Operating revenue totaled Ch$ 689,082 million, representing a Ch$ 77,908 million decrease, equivalent to a 10% reduction when compared to the previous period, mainly due to the following:

-           Lower energy sales amounting to Ch$ 67,404 million due to lower physical sales (-208 GWh), primarily to regulated customers (-878 GWh), and spot market sales (-154 GWh), offset by greater physical sales to unregulated customers (+824 GWh), along with a lower average sales price in Chilean pesos due to the lower average exchange rate of the period.

-           Lower other sales for Ch$ 13,442 million mainly due to lower revenue from gas sale.

-           Lower other services for Ch$ 7,709 million mainly due to a Ch$ 8,501 million reduction in revenue from tolls, partially offset by greater engineering services revenue for Ch$ 1,211 million.

The abovementioned was partially offset by:

-           Greater other operating revenue for Ch$ 10,647 million mainly due to a Ch$ 10,094 million income from insurance policies for compensation of Central Tarapacá and greater revenue related to commodity hedging derivatives for Ch$ 829 million.

Procurement and services costs decreased by Ch$ 92,834 million, equivalent to 19% reduction, explained by the following:

-           A Ch$ 26,022 million reduction in energy purchases mainly as a consequence of lower physical purchases (-370 GWh), mainly through contracts (-781 GWh), which were partially offset by higher purchases in the spot market (+411 GWh).

-           A Ch$ 43,736 million reduction in fuel consumption costs primarily explained by a Ch$ 39,794 million and Ch$ 5,340 million reduction in gas and coal consumption costs respectively, which are mostly related to the lower thermal dispatch.

-           A Ch$ 7,460 million reduction in transportation costs, primarily lower toll expenses amounting to Ch$ 5,136 million and lower regasification costs for Ch$ 2,324 million.

 • 4 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

-           A Ch$ 15,616 million reduction in other procurement and services costs mainly due to lower commercialization costs of gas for Ch$ 6,094 million, lower costs related to the agreement with AES Gener that allows using the LNG available to Enel Generación Chile in the Nueva Renca combined cycle for Ch$ 6,726 million, lower thermal emission taxes for Ch$ 3,397 million, lower water consumption costs for Ch$ 2,067 million, partially offset by a higher cost of commodity derivatives for Ch$ 2,763 million.

The aforementioned was partially compensated by:

-           A Ch$ 1,550 million increase in personnel costs when compared to June 2017 mainly explained by employee bonuses as part of the new collective bargaining agreement carried out with the Company’s unions which amounted to Ch$ 2,056 million.

-           A Ch$ 3,250 million increase in other fixed operating expenses, mainly relating to technical and administrative services for Ch$ 3,354 million.

Revenues, costs and operating income from continuing operations for the periods ended June 30, 2018 and 2017, are shown below:

OPERATING INCOME	1H2018			1H2017
(Million Ch$)	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Enel Generación Chile S.A.	673,538	(610,281)	63,257	781,257	(694,521)	86,736
Empresa Eléctrica Pehuenche S.A.	67,316	(14,564)	52,752	75,472	(29,258)	46,214
GasAtacama Chile and subsidiaries	133,124	(78,063)	55,061	166,347	(142,205)	24,142
Consolidation adjustments	(184,896)	183,736	(1,160)	(256,086)	257,867	1,781

Total Consolidated	689,082	(519,172)	169,910	766,990	(608,117)	158,873

Energy sales of continuing operations of Enel Generación Chile and subsidiaries for the periods ended June 30, 2018 and 2017 are shown below:

ENERGY SALES (Million Ch$)	CHILE
	1H2018	1H2017

Sales to regulated customers	478,922	539,285
Sales to unregulated customers	157,429	140,228
Sales at spot market	3,354	27,597

Total energy sales	639,705	707,109

 • 5 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

Non-Operating Income

Non-operating income as of June 30, 2018 and 2017 are summarized below:

NON-OPERATING INCOME (Million Ch$)	1H2018	1H2017	Chg	Chg %

NET FINANCIAL RESULT	(19,579)	(16,882)	(2,697)	16%
Financial income	3,022	2,637	385	15%
Financial costs	(24,609)	(24,943)	334	(1%)
Gain (Loss) for indexed assets and liabilities	920	(121)	1,041	n/a
Foreign currency exchange differences, net	1,088	5,545	(4,457)	(80%)
OTHER NON-OPERATING RESULTS	3,270	108,928	(105,658)	(97%)
Share of profit (loss) of associates accounted for using the equity method	3,155	(778)	3,933	n/a
Net Income From Other Investments	115	105,462	(105,347)	(100%)
Net Income From Sale of Assets	-	4,244	(4,244)	(100%)
NET INCOME BEFORE TAXES	153,601	250,919	(97,318)	(39%)
Income Tax	(35,167)	(62,766)	27,599	-44%
NET INCOME	118,434	188,153	(69,719)	(37%)
Net income (Loss) from discontinued operations after taxes	-	-	-	0%
NET INCOME	118,434	188,153	(69,719)	(37%)

NET INCOME	118,434	188,153	(69,719)	(37%)
Shareholders of the parent company	114,397	184,995	(70,598)	(38%)
Non-controlling interest	4,037	3,158	879	28%

Net Financial Result

The financial result as of June 30, 2018 reached a Ch$ 19,579 million loss representing a Ch$ 2,697 million negative variation when compared to the previous period.  This result is broken down as follows:

Higher financial income amounting to Ch$ 385 million, mainly due to higher returns on fixed income investments amounting to Ch$ 1,003 million, offset by lower income of Ch$ 618 million recorded in 2017, as a result of a renegotiation carried out with YPF.

Lower financial expenses amounting to Ch$ 334 million, mainly explained by the Ch$ 1,248 million lower interest expenses related to bank loans and bonds offset by a Ch$ 914 million increase in bank fees.

Income related to indexation amounting to Ch$ 1,041 million primarily due to a higher positive impact on recoverable taxes for Ch$ 1,112 million and higher income on hedging derivative contracts for Ch$ 433 million, offset by greater adjustments to UF-denominated debt amounting to Ch$ 504 million,

Lower income from exchange rate differences amounting to Ch$ 4,457 million, mainly explained by lower positive exchange differences on cash and cash equivalents for Ch$ 3,733 million, a greater negative exchange difference on forward contracts for Ch$ 1,760 million, offset by a lower negative exchange difference of suppliers’ accounts for Ch$ 1,036 million.

 • 6 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

Income from companies accounted for using the equity method

The Ch$ 3,933 million positive variation is mainly greater profit from the investment in GNL Chile S.A. for Ch$ 353 million and from Hidroaysén for Ch$ 3,542 million.

Results from other investments

The Ch$ 105,347 million negative variation is mainly due to the sale of Electrogas S.A. for Ch$ 105,312 million, which took place in February 2017.

Corporate Taxes

Corporate income taxes decreased Ch$ 27,599 million mainly due to the Ch$ 27,675 million tax payment recorded in February 2017 related to the sale of Electrogas S.A. and a Ch$ 2,140 million lower tax expense related to the monetary adjustments effect on consumer price index (“IPC” in its Spanish acronym) adjustments, offset by a Ch$ 932 million higher expense due to the increase in the corporate current income tax rate from 25.5% in 2017 to 27% in 2018.

2. Statement of Financial Position Analysis

ASSETS (Million Ch$)	Jun-18	Dec-17	Chg	Chg %

Current Assets	362,993	658,599	(295,606)	(45%)
Non-Current Assets	2,942,834	2,895,863	46,971	1.6%

TOTAL ASSETS	3,305,827	3,554,462	(248,635)	(7%)

Total Assets of the Company as of June 2018 decreased by Ch$ 248,635 million when compared to December 2017, mainly due to:

➢  Current Assets decrease Ch$ 295,606 million, equivalent to 45%, mainly due to the following:

❖  A reduction in cash and cash equivalents for Ch$ 191,390 million, mainly lower investments in repurchase agreements for Ch$ 167,416 million and a Ch$ 24,139 million reduction in bank account balances, mainly used to pay dividends.

 • 7 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

❖  A Ch$ 14,714 million reduction in other current financial assets, mainly due to lower assets related to hedging derivatives for Ch$ 14,586 million.

❖  A Ch$ 47,588 million reduction in current trade accounts receivables and other current accounts receivables.

❖  A Ch$ 41,540 million reduction in current accounts receivables from related parties mainly due to a lower balance of receivables from Enel Trade SpA for Ch$ 36,492 million related to gas sales and commodity derivative transactions and an Ch$ 11,415 million reduction in accounts receivables for energy sales to Enel Distribución Chile, partially offset by an increase in accounts receivables from GNL Chile S.A. related to advance payments amounting to Ch$ 6,476 million.

➢  Non-Current Assets increase Ch$ 46,971 million, mainly explained by:

❖  A Ch$ 2,510 million increase in other non-current financial assets, mainly due to higher assets related to hedging derivatives for Ch$ 2,781 million.

❖  A Ch$ 1,006 million increase in non-current trade accounts receivables and other non-current accounts receivables, primarily due to a greater personnel accounts receivables.

❖  An increase in investments accounted for using the equity method for Ch$ 2,241 million, mainly from the Ch$ 1,717 million investment in Centrales Hidroeléctricas de Aysén S.A.

❖  A Ch$ 42,578 million increase in property, plants, and equipment mainly related to new investments for Ch$ 100,343 million during the period, partially compensated by Ch$ 55,992 million in depreciation.

LIABILITIES AND SHAREHOLDERS' EQUITY (Million Ch$)	Jun-18	Dec-17	Chg	Chg %

Current Liabilities	303,136	543,356	(240,220)	(44%)
Non-Current Liabilities	1,052,070	1,022,092	29,978	3%
Net Equity	1,950,621	1,989,014	(38,393)	(2%)
Equity attributable to shareholders of parent company	1,922,840	1,961,518	(38,678)	(2%)
Non-controlling	27,781	27,496	285	1%

TOTAL LIABILITIES AND EQUITY	3,305,827	3,554,462	(248,635)	(7%)

 • 8 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

Total Liabilities and Net Equity of the Company decreased Ch$ 248,635 million as of June 2018 when compared to December 2017, mainly explained by the following:

➢  Current liabilities decrease by Ch$ 240,220 million, a 44% reduction, mainly due to the following:

❖  A Ch$ 138,446 million reduction in trade accounts payable and other accounts payable primarily due to a Ch$ 52,365 million decrease in accounts payable to suppliers of energy and fuel, a reduction in accounts payable to suppliers of goods and services and fixed assets for Ch$ 32,576 million and a reduction in dividends payable to third parties for Ch$ 51,802 million.

❖  A Ch$ 55,006 million reduction in accounts payable to related parties primarily due to a Ch$ 75,297 million decrease in accounts payable to Enel Chile S.A. related to dividends, a Ch$ 5,145 million decrease in accounts payable to Enel Distribución Chile S.A. related to tolls, partially compensated by a Ch$ 4,704 million increase in Enel Trade S.p.A. debt related to commodity derivatives, and a Ch$ 20,916 million increase in accounts payable to GNL Chile S.A. for gas purchases.

❖  A reduction in current tax liabilities amounting to Ch$ 65,553 million, mainly income tax.

❖  The above is partially offset by an Ch$ 18,127 million increase in other current financial liabilities, mainly explained by a Ch$ 367 million increase in bond debt interest, Ch$12,344 million of the local bond M, passing from long-term to short-term debt, and a Ch$ 5,172 million increase in liabilities related to hedging derivatives.

➢  Non-Current Liabilities increase Ch$ 29,978 million, equivalent to 3%, mainly explained by the following:

❖  A Ch$ 29,721 million increase in other non-current financial liabilities, mainly due to a Ch$ 15,349 million increase in bond debt as a consequence of exchange rate differences for Ch$ 26,144 million, greater price adjustment of the UF, the Chilean peso-denominated inflation-indexed monetary unit, amounting to Ch$ 4,354 million, compensated by Ch$ 12,344 million of the local bond M, passing from long-term to short-term debt, and payments during the period amounting to Ch$ 2,805 million. Also an increase in hedging derivative liabilities amounting to Ch$ 14,226 million.

 • 9 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

➢  Net Equity decreased Ch$ 38,393 million when compared to December 2017.

❖  The portion attributable to shareholders of the parent company decreased by Ch$ 38,678 million, explained primarily by dividend payments amounting to Ch$ 104,613 million and other comprehensive results for Ch$ 48,321 million compensated by the profit of the period that reached Ch$ 114,397 million.

❖  The equity of non-controlling shareholders increased by Ch$ 285 million, primarily explained by the profit of the period that amounted to Ch$ 4,037 million compensated by dividend payments for Ch$ 3,641 million and other comprehensive results for Ch$ 110 million.

The historical performance of the main financial ratios is the following:

RATIO		Unit	Jun-18	Dec-17	Jun-17	Chg	Chg %

Liquidity	Liquidity	Times	1.20	1.21	-	(0.01)	(1%)
	Acid-test (1)	Times	1.08	1.15	-	(0.07)	(6%)
	Working capital	Million Ch$	59,857	115,243	-	(55,386)	(48%)
Leverage	Leverage	Times	0.69	0.79	-	(0.10)	(13%)
	Short-term debt	%	22.4%	34.7%	-	(12.3%)	(36%)
	Long-term debt	%	77.6%	65.3%	-	12.3%	19%
	Financial expenses coverage (2)	Times	10.08	-	11.16	(1.08)	(10%)
Profitability	Op. income / Op. Revenues	%	24.7%	-	20.7%	4.0%	19%
	ROE	%	18.7%	-	25.0%	(6.3%)	(25%)
	ROA	%	10.8%	-	12.8%	(2.0%)	(15%)

(1) (Current assets - inventories - prepayments)/ current liabilities
(2) EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)

 • 10 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

3.- Consolidated Statements of Cash Flows Analysis

The company generated a Ch$ 189,414 million negative cash flow during this period of 2018, broken down as follows:

CASH FLOW (Million Ch$)	1H2018	1H2017	Chg	Chg %

Net cash flows from (used in) operating activities	221,662	139,812	81,850	59%
Net cash flows from (used in) investing activities	(149,080)	13,218	(162,298)	n/a
Net cash flows from (used in) financing activities	(261,996)	(259,776)	(2,220)	1%

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(189,414)	(106,746)	(82,668)	77%

Operating activities generated by a Ch$ 221,662 million positive cash flow, which represents a 59% increase when compared to June 2017. This cash flow is mainly comprised of Ch$ 964,711 million in payments received for sales of goods and services, offset by payments to suppliers of good and services for Ch$ 551,322 million, and employee-related payments amounting to Ch$ 13,017 million.

Investment activities generated by a negative cash flow of Ch$ 149,080 million, mainly explained by the addition of property, plant, and equipment for Ch$ 163,336 million, partially offset by the derivative hedging contracts for Ch$ 11,931 million.

Financing activities generated by a Ch$ 261,996 million negative cash flow. This cash flow is primarily explained by dividend payments for Ch$ 235,353 million and interest payments for Ch$ 22,742 million.

Capex and Depreciation

COMPANY (Million Ch$)	Payments for Additions of Fixed Assets (including discontinued operations)		Depreciation (including discontinued operations)
	1H2018	1H2017	1H2018	1H2017

Enel Generación Chile	148,729	84,358	34,020	36,550
Pehuenche	405	596	3,665	3,583
GasAtacama Chile	14,203	18,132	18,307	17,460

Total Consolidated	163,337	103,086	55,992	57,593

 • 11 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENEL GENERACION CHILE

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the Group in terms of establishing their risk management policy, the following are regarded with particular importance:

‒     Compliance with the rules of good corporate governance.

‒     Strict compliance with all of the Group’s internal rules.

‒     Each business and corporate department defines:

▪  The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

▪  Counterpart criteria.

▪  Authorized Operators.

‒     The businesses and corporate departments establish, for each market in which they operate, their predisposition to risk in a coherent manner with the defined strategy.

‒     All business operations and corporate departments are carried out within the limits approved for each case.

‒     Businesses, corporate departments, business lines and companies establish the risk management controls require to ensure that transactions carried out in the markets in accordance with the policies, rules and procedures of Enel Generación Chile.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining reduced income statement volatility.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks.

 • 12 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

The financial debt structure of the Enel Generación Chile Group, in terms of fixed rate and/or fixed protection rate on gross debt, using derivatives, is the following:

Gross position:

INTEREST RATE (%)	June 30, 2018	December 31, 2017

Fixed Interest Rate	93%	92%

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

‒     Group subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.

‒     Payments in currencies that are different from that of the companies’ cash flows indexation, for example, payments to suppliers related to projects and insurance policies payments, among others.

‒     Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

In order to mitigate exchange rate risk, the Group focuses on maintaining a balance between cash flows indexed to the U.S. dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy.

Commodities Risk

Enel Generación Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

‒     Fuel purchases for electricity generation.

‒     Energy trading transactions in the local market.

In order to reduce risks under extreme drought conditions, the Group has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the Company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits.

As of June 30, 2018, the Company held swaps for 360 kTon of Coal API2 to be settled between June and December 2018, for 120 kTon of Coal API2 to be settled in 2019, for 212 kBbl of Brent oil to be settled between June and December 2018 and for 26 kBbl of Brent oil to be settled in 2019, 400 kTon of BCI7 to be settled between June and December 2018, for 0.05 TBtu of Henry Hub gas to be settled between June and December 2018, and 1.9 TBtu of Henry Hub gas to be settled in 2019.

As of December 31, 2017, the Company held swaps for 2.3 million MMBTU of Henry Hub gas to be settled on January 2018.

According to the operating conditions that are constantly being updated, these hedging measures may be modified, or include other commodities.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 17 and 19, respectively.

As of June 30, 2018, the Enel Generación Chile Group’s liquidity was Ch$ 19,637 million in cash and cash equivalents and Ch$ 130,242 million in long-term committed credit facilities. As of December 31, 2017, the liquidity position of the Enel Generación Chile Group was Ch$ 211,027 million in cash and cash equivalents and Ch$ 199,271 million in long-term committed credit facilities.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

Credit Risk

The Enel Generación Chile Group carries out a detailed follow-up of credit risk.

•           Trade account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

It is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Therefore, credit risk is monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

•           Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Generación Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk assumed by the Company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

‒     Financial debt.

‒     Hedging derivatives for debt.

The Value at Risk calculated represents the potential change in value in the portfolio described above within a quarter period with 95% confidence. To this effect, a study is made of the volatility of the risk variables that affect the value of the portfolio, against the Chilean peso, including:

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

‒     Libor interest rate of the U.S. dollar.

‒     The exchange rate of the different currencies used in the calculation.

The Value at Risk is based on extrapolation of future scenarios (to one quarter) of the market values of the risk variables according to scenarios based on actual observations for the same period (quarter) for five years.

The Value at Risk to a quarter with 95% confidence is calculated as the 5% percentile over the most adverse possible quarterly changes.

Given the aforementioned assumptions, the Value at Risk to a quarter of the positions discussed above corresponds to Ch$ 70,565 million.

This value represents the potential increase in the debt and derivatives portfolio, therefore these Values at Risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of Enel Generación Chile's financial debt is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Enel Generación Chile could eventually become enforceable.

Non-payment – after any applicable grace period – of Enel Generación Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit line, which is not disbursed. Furthermore, this credit line contains provisions under which certain events other than non-payment, at the Enel Generación Chile’s level, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Generación Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

Lastly, in the case of Enel Generación Chile’s local bonds and local credit line, acceleration is only triggered by the issuer’s or debtor default, and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies. In the case of the local line, the cross-default is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Generación Chile, performed by credit-rating agencies, would result in the need to make prepayments of debt.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium paid in the cost of acquisition over the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period, an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.b of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currency are translated using the period’s closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes 2 and 3 of the Financial Statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E .
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: July 30, 2018